082-04979

Duke Energy®
Geração Paranapanema

Av. Nações Unidas,12.901 30º andar
04578-000- São Paulo-SP-Brasil
Tel.: 55 XX-11-5501.3400

[redacted]

09046008

São Paulo, April 20th, 2009.

To
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20.549
U.S.A.

SUPPL

Ref.: **Duke Energy International, Geração Paranapanema S.A.**

Dear Sir/Madam,

1. This is to inform that the shareholders representing more than ninety percent (90%) of the share capital of **Duke Energy International, Geração Paranapanema S.A.** attended the Ordinary and Extraordinary General Shareholders' Meeting held on this date, in order to comment and vote upon the following items of the agenda: (a) ***Ordinary Session:*** (i) to review, discuss, and approve the Annual Management Report on the company's business and on the relevant administrative matters, the Balance Sheet and other Financial Statements of the company, referring to the year ended on December 31st, 2008, published on March 20th, 2009; (ii) to resolve on the allocation of the net profits and apportionment of dividends, according to proposal presented by the Board of Directors on March 18th, 2009; (iii) to appoint all members of the company Board of Directors, as well as to establish their remuneration, due to the expiration of the terms of office of the current members of the Board of Directors on October 27th, 2008; and (iv) to appoint members to the Audit Committee for the year 2009. (b) ***Extraordinary Session***: (i) to consider and resolve on the proposal of the company management regarding the intended reduction of the share capital, matter of Order No. 224 of the Economical and Financial Inspection Superintendency of the National Electric Power Agency ("ANEEL"), dated as of January 23rd, 2009, in the amount of one hundred and sixty-one million *reais* (R$ 161,000,000.00), in national currency, with the consequent amendment to article 4 of the company Bylaws, if approved by the Debenture Holders on a General Debenture Holders' Meeting in which the matter shall be voted and which shall take place until the date of the Ordinary

Av. Nações Unidas,12.901 30º andar
04578-000- São Paulo-SP-Brasil
Tel.: 55 XX-11-5501.3400

and Extraordinary General Shareholders' Meeting; and (ii) amendment of the Bylaws in the matters and extracts below indicated, and its further consolidation: (a) detailing of the installation, approval quorum, chairman and representation in General Meetings (inclusion of a sole paragraph in article 10th, amendment of article 11th and amendment of the lead paragraph of article 12th and inclusion of first to fourth paragraphs) proceedings; (b) inclusion of the duty, for the members of the Board of Directors (amendment to the sole paragraph of article 15th) and Officers (amendment to the sole paragraph of article 21st), to adhere to the Material Act or Fact Disclosure Policy of the company; (c) amendment of the replacement rules for members of the Board of Directors in case of temporary impairment and vacancy (amendment of the lead paragraph of article 16 and inclusion of first to third paragraphs) and making explicit the regularity of the meeting in which all the members of the Board of Directors attend to (amendment to the lead paragraph of article 18th); (d) improvement of the representation rules for members of the Board of Directors and Officers in the meetings, with inclusion of rules allowing far-off attendance (amendment of the lead paragraph of article 16 and inclusion of first to third paragraphs and amendment of the lead paragraph of article 25); and (e) amendments to the rules concerning the Audit Committee, with inclusion of a mechanism to make explicit the impairment hypothesis foreseen in the legislation (inclusion of a third paragraph into article 28th).

2. After the relevant clarifications have been made, shareholders representing the majority of the share capital approved the Balance Sheet, the Statement of Changes in Shareholders' Equity, the Profit and Loss Statement, and the Source and Application of Funds Statement for the fiscal year ended on December 31, 2008, which were published on March 20, 2009.

3. The majority of the shareholders also approved the management's proposal for declaration of dividends in the total amount of one hundred and seven million four hundred and thirty-five thousand seven hundred and ninety-five *reais* and five *centavos* (R$ 107,435,795.05), to be charged to the company's net profit account, and apportioned to the preferred shares (R$ 1.607312485 per preferred share) and to the common shares (R$ 0.325238193 per ordinary share). The Executive Committee was authorized to take all necessary measures to credit and pay the dividends to the company's shareholders up to April 30th, 2009.

4. Following the agenda, the majority of the shareholders appointed and reelected Messrs. Mickey John Peters, Austin Laine Powell, Richard Kelly McGee and Mrs. Stacey Grace Schrader as sitting members of the Board of Directors, as well as Mr. José Roberto de Andrade Chaves as deputy member, with a three (3) years term of office after execution of the respective instruments of investiture. The shareholders also ratified the appointment made by the company employees on

Duke Energy International Geração Paranapanema S.A. JURÍDICO

Duke Energy®
Geração Paranapanema

Av. Nações Unidas,12.901 30º andar
04578-000- São Paulo-SP-Brasil
Tel.: 55 XX-11-5501.3400

December 1st, 2008 of Messrs. Autair Carrer and Marco Antonio Leão to act, respectively, as sitting and deputy members of the company Board of Directors.

5. The shareholders also appointed Messrs. Olavo Fortes Campos Rodrigues Junior, Pedro Antonio Batista Martins and François Moreau to be members of the Audit Committee up to the Ordinary Shareholders' Meeting to be held in 2010. Messrs. Silvio Abrahão Laban Neto, Marcos André Vinhas Catão and Luiz Nelson Porto Araujo were also elected as deputy members.

6. Furthermore, during the Extraordinary Session, the chairman explained that the capital reduction was conditioned upon the approval by the General Debenture Holders' Meeting which took place on April 3, 2009. However, since such meeting has been adjourned until April 29, 2009, that is, after this Ordinary and Extraordinary General Shareholders' Meeting, as informed on a Notice to the Shareholders published on April 8, 2009, the voting of this matter of the agenda shall occur on an Extraordinary General Shareholders' Meeting to be timely summoned should the Debenture Holders approve the intended capital reduction.

7. Finally, according to the meeting agenda, the chairman submitted for voting the proposed amendment to the articles of the company Bylaws. The new wordings of articles 10, 11, 12, 15, 16, 18, 21, 25 and 28 have been successfully approved by the majority of the present shareholders, being the company Bylaws, duly amended and consolidated, an Annex to the Ordinary and Extraordinary General Shareholders' Meeting and which shall be filed before the Board of Trade of the State of São Paulo.

We remain at your entire disposal should you need any additional clarification on the matter.

DUKE ENERGY INTERNATIONAL, GERAÇÃO PARANAPANEMA S/A.

By. ______________________

Wagner Bertazo
Financial/Investors' Relationship Officer

Duke Energy International Geração Paranapanema S/A
JURÍDICO